Exhibit 99.5

Restricted Share Unit Plan

TELUS Corporation

April 30, 2003

(amended and restated

November 3, 2015 and February 13, 2019)

Contents

Section 1 - Establishment of the Plan and Common Shares Subject to the Plan		1
1.01	Purpose	1
1.02	Funding	1
1.03	Governance	1
1.04	Common Shares Subject to the Plan	3
1.05	Restrictions with Respect to Insiders	3

Section 2 - Definitions		3
2.01	Affiliate or Affiliated	3
2.02	Allocation Notice	4
2.03	Allocation Year	4
2.04	Beneficiary	4
2.05	Blackout Period	4
2.06	CEO	4
2.07	Change of Control	4
2.08	Committee	5
2.09	Common Shares	5
2.10	Company	5
2.11	Continuing Entity	6
2.12	Date of Grant	6
2.13	Date of Termination	6
2.14	Disability	6
2.15	Employment Agreement	6
2.16	Executive Vice President	6
2.17	Fiscal Year	6
2.18	Income Tax Act	7
2.19	Insider	7
2.20	Just Cause	7
2.21	Member	7
2.22	Performance-Contingent RSUs	7
2.23	Performance Criteria	7
2.24	Performance Ratio	7
2.25	Person	7
2.26	Plan	8
2.27	Publicly Traded Entity	8
2.28	Retirement	8
2.29	RSU	8
2.30	RSU Account	8
2.31	RSU Allocations	8
2.32	RSU Dividends	8
2.33	Share Value	8
2.34	Subsidiary	9
2.35	Take Over Bid	9
2.36	Valuation Date	9
2.37	Voting Securities	9

2.38	Section Headings	10

Section 3 – Eligibility		10
3.01	Eligibility	10
3.02	Continuation of Participation	10

Section 4 - Restricted Share Unit Accounts		10
4.01	RSU Accounts	10
4.02	RSU Allocations	10
4.03	Number of RSUs	10
4.04	RSU Dividends	11
4.05	Application of Clawback Policy to Certain Executives	11

Section 5 - Payment of Benefits		12
5.01	Vesting of Benefits	12
5.02	Determinations by Directors on the Change of Control	12
5.03	Payment of Benefits	13
5.04	Form of Payment	13
5.05	Calculation of Benefits	13
5.06	Payment of Benefits Upon Termination of Employment	14
5.07	Payment of Benefits Upon Retirement	15
5.08	Payment of Benefits Upon Disability	16
5.09	Payment of Benefits Upon Death	16
5.10	Payment of Benefits in Case of a Blackout Period	16
5.11	Transfer to a Subsidiary or Affiliate	17
5.12	Resignation, Retirement & Non-Renewal of Fixed Term Employment Agreement	17
5.13	No Entitlement to Damages or Payment in Lieu	17
5.14	Effect of Payment or Forfeiture of Benefits	17

Section 6 – Amendment or Termination of the Plan		18
6.01	Amendment or Termination	18
6.02	Shareholder Approval Not Required	18
6.03	Shareholder Approval Required	18

Section 7 - General Provisions		19
7.01	Beneficiary Designation	19
7.02	No Guarantee of Employment	19
7.03	Withholdings	19
7.04	Adjustments	19
7.05	Governing Law	20
7.06	Severability	20
7.07	Currency	20
7.08	Calculation of Time	20
7.09	Unfunded Plan	20
7.10	Reorganizations and Issuances	20
7.11	Value Not Guaranteed	21
7.12	No Shareholder Rights	21
7.13	Personal Information	21

7.14	Electronic Delivery	21
7.15	Release of Liability	21
7.16	Successors and Assigns	22

Schedule A Terms Applicable to U.S. Taxpayers		1

Section 1  - Establishment of the Plan and Common Shares Subject to the Plan

1.01                    Purpose

TELUS Corporation (the “Company”) established the Restricted Stock Unit Plan (the “Plan”) effective April 30, 2003 and the Plan has been amended and restated from time to time thereafter including as of February 12, 2013 and November 3, 2015. The Plan is further amended and restated and renamed the Restricted Share Unit Plan as of February 13, 2019 with effect for RSUs granted after such date. RSUs granted as of and prior to any amendment and restatement of the Plan shall continue to be governed by the terms of the Plan in effect prior to such amendment and restatement. The purpose of the Plan is to provide certain executive and management employees of the Company or its Subsidiaries with an incentive and the opportunity to share in the total shareholder return of the Company.  The Plan is also designed to promote retention. The Plan is intended to comply with the bonus exception provision in paragraph (k) of the “salary deferral arrangement” definition in subsection 248(1) of the Income Tax Act.

1.02                    Funding

The Company is not required to establish a trust fund or set aside any funds in order to pre-fund or provide security for the benefits described in the Plan.

1.03                    Governance

(a)                               Chief Executive Officer

The CEO shall, at his or her discretion, recommend to the Committee for approval:

(i)           any performance measures or conditions applicable to certain awards, and

(ii)          all award allocations to Executive Vice Presidents under the Plan.

The CEO shall, at his or her discretion, approve:

(iii)        the designation of management employees of the Company or its Subsidiaries as Members, and

(iv)         all award allocations to management below Executive Vice Presidents under the Plan, provided that the Board of Directors approve the aggregate dollar value of RSUs to be granted to such managers as part of the annual long term incentive compensation program and provided that the Committee approve the aggregate dollar value of RSUs to be granted to such managers on an ad hoc basis and the CEO will report to the Committee all award allocations made under the Plan to such managers where such award allocations are not part of the annual long term incentive compensation program.

(b)                              The Committee

The Committee shall approve or determine:

(i)            the designation of the Executive Vice Presidents as Members,

(ii)          any performance measures or conditions applicable to certain awards to persons other than the CEO,

(iii)        all award allocations to Executive Vice Presidents of the Company, except as noted in the paragraph below, and

(iv)         in its absolute discretion, whether the benefits payable to a Member under Section 5.03 shall be paid in the form of newly issued Common Shares or cash.

The Committee shall recommend to the Board of Directors of the Company award allocations to the CEO and the aggregate dollar value for RSU allocations to Executive Vice Presidents in conjunction with the annual long term incentive compensation program. The Committee shall also recommend to the Board of Directors the aggregate dollar value of RSUs to be granted to management below Executive Vice Presidents as part of the annual long term incentive compensation program or on an ad hoc basis.  The Committee may give to the CEO discretion to determine the mix of RSUs versus options to be granted to individual Executive Vice Presidents as part of their annual long term incentive compensation program.

The Committee shall also have the authority to alter, amend, replace or revoke the Plan, provided that RSUs already allocated to individual RSU Accounts shall not be diminished or retracted except as expressly set forth in the Plan but may be replaced with contingent compensation which is as at the time of replacement of at least equal value. The Committee will also have the discretion to make exceptions to the terms of the Plan on an individual or group basis. No change or exception to the terms of the Plan will be made retroactively if it would prejudice the existing rights of a Member under the Plan.

(c)                               Board of Directors

The Board of Directors of the Company shall grant final approval establishing and adopting the Plan and will approve or determine (i) award allocations and any applicable performance measures or conditions (if any) for awards to the CEO, (ii) the aggregate dollar value of RSU allocations to Executive Vice Presidents in conjunction with the annual long term incentive compensation program; and (iii) the aggregate dollar value of RSU allocations to managers below Executive Vice Presidents in conjunction with the annual long term incentive compensation program.

(d)                             Executive Vice President, People & Culture & Chief Human Resources Officer

The Company’s senior executive responsible for People and Culture shall administer the Plan.

(e)                               Interpretation

The Committee will interpret the terms of the Plan and its determinations will be final.

1.04                    Common Shares Subject to the Plan

The number of Common Shares reserved for issuance under the Plan pursuant to the settlement of RSUs is: up to 8,000,000 Common Shares.

All Common Shares reserved for issuance hereunder with respect to which a maximum is established are subject to adjustment pursuant to the provisions of Section 7.04.

To the extent permitted by any stock exchange on which the Common Shares are listed, any RSUs that terminate for any reason prior to vesting, are cancelled, or are settled in cash instead of in Common Shares, the Common Shares subject to such RSUs shall be added back to the number of Common Shares reserved for issuance under the Plan and such Common Shares will again become available for RSU grants under the Plan. No fractional Common Shares may be issued pursuant to an award of RSUs granted under the Plan.

1.05                    Restrictions with Respect to Insiders

The total number of Common Shares issuable to Insiders under the Plan, together with Common Shares issuable to Insiders under all other security based compensation arrangements (as defined by the Toronto Stock Exchange), shall not exceed 10% of the issued and outstanding Common Shares and the total number of Common Shares issued to Insiders in any one year period, under the Plan, together with all other security based compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares.

Section 2 - Definitions

In this Plan, the following terms have the following meanings respectively:

2.01                    Affiliate or Affiliated

“Affiliate” or “Affiliated” has the meaning as specified in, or determined in accordance with, the Business Corporations Act (British Columbia), as such provision is from time to time amended, varied or re-enacted.

2.02                    Allocation Notice

“Allocation Notice” means a notice in writing provided or made available to a Member with respect to an RSU Allocation for Performance-Contingent RSUs in such physical or electronic form as the Company shall determine.

2.03                    Allocation Year

“Allocation Year” means the Fiscal Year in which a RSU Allocation occurs and any RSU Dividend credited to a Member in respect of a RSU Allocation will be deemed to have the same Allocation Year as that RSU Allocation for vesting purposes.

2.04                    Beneficiary

“Beneficiary” means the person last designated by the Member pursuant to Section 7.01 (Beneficiary Designation) to receive payments under the Plan upon the Member’s death, or such other legal representative of the deceased Member’s estate in his, her or its capacity as executor or administrator of the deceased Member’s estate.

2.05                    Blackout Period

“Blackout Period” means a period of time as determined by the Company in which Members are prohibited from trading in Common Shares, and any other time a Member knows of a material fact or material change with respect to the Company that has not been generally disclosed and, by virtue thereof, is prohibited from trading in Common Shares by applicable securities law.

2.06                    CEO

“CEO” means the President and Chief Executive Officer of the Company.

2.07                    Change of Control

“Change of Control” means the occurrence of any of the following events:

(a)                               the sale to or acquisition by any Person or Persons not Affiliated with the Company or its Subsidiaries, acting jointly or in concert, of assets of the Company or its Subsidiaries having a value greater than 50% of the fair market value of the assets of the Company and its Subsidiaries on a consolidated basis determined as of the date of the completion of the transaction or series of integrated transactions, whether such sale or acquisition occurs by way of a reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or similar transaction or series of integrated transactions;

(b)                              any Person, or Persons not Affiliated with the Company, acting jointly or in concert, making a Take Over Bid for Voting Securities of the Company;

(c)                               any Person or Persons, acting jointly and in concert, is or becomes the beneficial owner, directly or indirectly, of 35% or more of the Voting Securities of the Company except for any such acquisition (i) by the Company or a Subsidiary, or

(ii) by any underwriter or underwriters temporarily holding Voting Securities pursuant to an offering of such Voting Securities;

(d)                             any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction or series of integrated transactions involving the Company, its Subsidiaries or its shareholders where record holders of the Voting Securities of the Company immediately prior to such transaction or series of transactions hold less than 50% of the Voting Securities of the Company or of the Continuing Entity following the completion of such transaction or series of transactions; or

(e)                               any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction or series of integrated transactions involving the Company, its Subsidiaries or its shareholders, which the Board, in its discretion deems to be a Change of Control.

Notwithstanding the foregoing but subject to any Board determination pursuant to Section 2.07(e), a Change of Control shall not be deemed to have occurred by virtue of the consummation of any of the aforementioned transactions or series of integrated transactions immediately following which the record holders of the Voting Securities of the Company immediately prior to such transaction or series of transactions continue to have substantially the same beneficial ownership in an entity which owns, directly or indirectly, all or substantially all of the assets of the Company and its Subsidiaries immediately following such transaction or series of transactions. For the purposes hereof substantially all of the assets shall mean having a value greater than 90% of the fair market value of the assets of the Company and its Subsidiaries on a consolidated basis determined immediately prior to the completion of such transaction or series of transactions.

For the purposes hereof, acting “jointly or in concert” shall be as determined under or in accordance with the Securities Act (British Columbia) as from time to time amended, varied or re-enacted.

2.08                    Committee

“Committee” means the Human Resources and Compensation Committee of the Board of Directors of the Company.

2.09                    Common Shares

“Common Shares” mean the common shares without par value in the capital of the Company or, in the event of any adjustment as provided in Section 7.04, such shares or other securities as a Person shall be entitled to or provided with herein.

2.10                    Company

“Company” means TELUS Corporation or any successor or assignee thereto or any Person that adopts and assumes the Plan as contemplated herein.

2.11                    Continuing Entity

“Continuing Entity” means any corporation, partnership, limited partnership or trust that is a successor to the Company resulting from any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination, or similar transactions or series of integrated transactions involving the Company, its Subsidiaries or its shareholders.

2.12                    Date of Grant

“Date of Grant” has the meaning set out in Section 4.02.

2.13                    Date of Termination

“Date of Termination” of employment means the Member’s last day of active and actual employment with the Company or any Subsidiary, whether that day is selected by agreement with the Member, unilaterally by the Company or its Subsidiary or otherwise and whether advance notice (pursuant to contract, common or civil law) is or is not given to the Member and, except if required by applicable employment standards legislation, no period of notice or payment in lieu of notice that is given or ought to have been given to a Member upon termination of the Member’s employment (whether pursuant to contract, common or civil law) which follows or is in respect of a period that follows the Member’s last day of actual and active employment with the Company or any Subsidiary shall be deemed to extend the Member’s period of employment for any purpose, including for the purpose of determining any right or entitlement the Member has under the Plan, including any entitlement to vesting or grants under the Plan.

2.14                    Disability

“Disability” means, in respect of a Member, a disability as defined in the Employment Agreement or, in the absence of such a definition, means the inability of the Member to substantially perform the duties and responsibilities of the Member’s employment as a result of illness or injury as determined by the Company in its discretion.

2.15                    Employment Agreement

“Employment Agreement” means, in respect of a Member, the agreement made between the Member and the Company or its Subsidiary, which governs the employment of the Member, whether written or oral or both.

2.16                    Executive Vice President

“Executive Vice President” means a person who is employed as an executive vice president and is also an appointed officer of the Company.

2.17                    Fiscal Year

“Fiscal Year” means January 1 to December 31, or such other fiscal year as the Company may adopt from time to time.

2.18                    Income Tax Act

“Income Tax Act” means the Income Tax Act (Canada) and the regulations thereunder as from time to time amended, varied or re-enacted.

2.19                    Insider

“Insider” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual in respect of the rules governing security based compensation arrangements.

2.20                    Just Cause

“Just Cause” means just cause to terminate the employment of the Member pursuant to the Employment Agreement, or, in the absence of such a definition, means any act or omission, or series of acts or omissions, that would at law permit an employer to terminate the employment of an employee without notice or payment in lieu thereof.

2.21                    Member

“Member” means an employee of the Company or its Subsidiaries whose participation in the Plan is approved by the CEO, or approved by the Committee, as provided in Section 1.03 and to whom RSUs are allocated under the Plan.

2.22                    Performance-Contingent RSUs

“Performance-Contingent RSUs” means RSUs which are subject to Performance Criteria.

2.23                    Performance Criteria

“Performance Criteria” means such financial and/or personal performance criteria as may be set out in the Allocation Notice with respect to an RSU Allocation to a Member, which may be applied to the Company as a whole, or any division, business unit or function of the Company, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group.

2.24                    Performance Ratio

“Performance Ratio” means a percentage rate or weighted average percentage rate, as may be set out in the Allocation Notice with respect to an RSU Allocation to a Member, to be applied as of a Valuation Date of an RSU Allocation upon the achievement of Performance Criteria.

2.25                    Person

“Person” has the meaning as specified in the Securities Act (British Columbia), as such provision is from time to time amended, varied or re-enacted.

2.26                    Plan

“Plan” means this Restricted Share Unit Plan as altered, amended or restated from time to time.

2.27                    Publicly Traded Entity

“Publicly Traded Entity” means any corporation, partnership, limited partnership or trust whose Voting Securities are listed on a North American stock exchange.

2.28                    Retirement

“Retirement” means the Member has ceased active and actual employment and

•                 with respect to Members in a registered defined benefit pension plan, is immediately entitled to and begins receiving an unreduced pension, or

•                 with respect to Members in a registered defined contribution plan or a registered retirement savings plan, having reached the age of 65, or

•                 having reached at least the age of 55 and the Member’s age plus years of continuous unbroken service with the Company and/or its Subsidiaries (including any years of continuous unbroken employment with predecessors of the Company and/or its Subsidiaries) equal at least 80, or

•                 the Board or Committee has determined that a Retirement has occurred.

2.29                    RSU

“RSU” means a restricted share unit allocated to a Member pursuant to Section 4.02 (RSU Allocations) or credited to a Member pursuant to Section 4.04 (RSU Dividends).

2.30                    RSU Account

“RSU Account” means the account established by the Company in respect of a Member pursuant to Section 4.01 (RSU Accounts) to which RSU Allocations and RSU Dividends are recorded.

2.31                    RSU Allocations

“RSU Allocations” means the RSUs referred to in Section 4.02 (RSU Allocations) applied to and recorded in RSU Accounts for Members.

2.32                    RSU Dividends

“RSU Dividends” means additional RSUs credited as dividend equivalents pursuant to Section 4.04 (RSU Dividends) and recorded in a Member’s RSU Account.

2.33                    Share Value

Unless otherwise specified herein, “Share Value” for RSUs, including RSU Dividends credited in respect of any RSUs allocated, means the arithmetic average of the daily weighted average price per share for the Common Shares that are traded on the Toronto Stock Exchange (adjusted to exclude block trades representing a single transaction pertaining to the purchase and sale of 25,000 Common Shares or more and trades effected after 4:00 p.m. EST) for the five trading days immediately preceding the Valuation Date or the dividend payment date, as applicable.

2.34                    Subsidiary

“Subsidiary” means any corporation that is a subsidiary of the Company (as such term is defined in the Business Corporations Act (British Columbia), as such provision is from time to time amended, varied or re-enacted) and includes any joint venture, partnership or limited partnership which is directly or indirectly, controlled by the Company.

2.35                    Take Over Bid

“Take Over Bid” means a take over bid that is a formal bid, both as defined in the Securities Act (British Columbia) as such provisions are from time to time amended, varied or re-enacted.

2.36                    Valuation Date

“Valuation Date” means, the date upon which a Member’s RSUs are valued, being the earliest of:

(a)                               the date upon which the Member’s RSUs vest pursuant to Section 5.01 (Vesting of Benefits) or Section 5.02 (Determinations by Directors on Change of Control);

(b)                              the Date of Termination of the Member’s employment upon death;

(c)        except for RSUs which are Performance-Contingent RSUs in the case of the Member’s employment as a result of Retirement or Disability, the Member’s Date of Termination; and

(d)                             the Plan is terminated in accordance with Section 6 (Amendment or Termination of the Plan).

2.37                    Voting Securities

“Voting Securities” with respect to the Company mean the Common Shares and any other securities of the Company which have the right to vote on the election of directors, and “Voting Securities” with respect to any Continuing Entity mean for any corporation that is a Continuing Entity, the securities of that corporation that carry the right to vote on the election of directors, and for any other entity that is a Continuing Entity, the securities of that entity which entitle the holders thereof to vote on matters generally relating to that Continuing Entity.

2.38                    Section Headings

Section headings are for convenience only and shall not be considered as part of the terms and provisions of the Plan. Words in the singular shall include words in the plural and vice versa, unless qualified by context.

Section 3 – Eligibility

3.01                    Eligibility

The Committee will approve or determine the Members. The effective date for commencement of participation in the Plan by a Member will be the date determined by the Committee.

3.02                    Continuation of Participation

Each Member shall continue to participate in the Plan for as long as the Member remains entitled to benefits hereunder, but the Committee may determine that a person should no longer participate in the Plan on a prospective basis.

Section 4 - Restricted Share Unit Accounts

4.01                    RSU Accounts

The Company shall establish a RSU Account for each Member in order to record the RSU Allocations and RSU Dividends credited thereto pursuant to Sections 4.02 and 4.04 respectively. Until a Member receives a RSU Allocation and the RSU Allocation has vested in accordance with its terms and the terms of the Plan, the Member will not be entitled to any payment, compensation or benefit of any kind under this Plan.

4.02                    RSU Allocations

Where recommended by the CEO and approved or determined by the Committee or Board of Directors, the Company will allocate RSUs to the RSU Account for each Member on the date approved by the Committee or the Board of Directors, as applicable, or such later effective date as the Committee or Board of Directors may specify at the time of such approval (the “Date of Grant”). The number of RSUs to be allocated in any given Allocation Year shall be determined in accordance with Section 4.03.

4.03                    Number of RSUs

At the discretion of the Committee, Board of Directors or CEO, as applicable, the number of RSUs each Member may be allocated from time to time will be determined by the Committee, the Board of Directors or CEO having regard to either of the following:

(a)                               the results during the current or immediately preceding Fiscal Year under one or more of the Company’s performance assessment programs used to determine a Member’s compensation, e.g. Personal Value-Added Assessment Model; or

(b)                              establishing contingent medium term incentive compensation arrangements for existing or new Members.

If the Committee, Board of Directors or CEO, as applicable, specifies a particular number of RSUs to be granted, whether or not with a stated dollar value, the number of RSUs granted will be the specified number and no adjustment will be made for any fluctuation in the dollar value before the Date of Grant. If the grant of RSUs is stated to be a dollar value without a specified number of RSUs then, in the absence of any other provision or condition set by the Committee or Board of Directors, the number of RSUs granted will be the dollar value divided by the arithmetic average of the daily weighted average price per share for the Common Shares that are traded on the Toronto Stock Exchange (adjusted to exclude block trades representing a single transaction pertaining to the purchase and sale of 25,000 Common Shares or more and trades effected after 4:00 p.m. EST) for the five trading days immediately preceding the Date of Grant, with fractions computed to four decimal places.

4.04                    RSU Dividends

If there is a declaration of dividends on the Common Shares with a record date on or prior to the Valuation Date, then, on the payment date of the dividend, the Company shall credit the RSU Account of each Member with RSU Dividends in respect of RSUs in the RSU Account on the date of record for the Common Share dividend. The number of additional RSUs credited to the RSU Account as an RSU Dividend will be determined by multiplying the number of RSUs credited to the RSU Account on the relevant record date by the amount of the dividend paid on each Common Share, and dividing the result by the Share Value. Fractions will be computed to four decimal places. There will be no RSU Dividend credited for any RSUs if the date of record for the Common Share dividend is after the Valuation Date for those RSUs, even if those RSUs have not been paid out. For greater certainty, RSU Dividends, if any, will be credited to the applicable RSU Account on the date that the Common Share dividend is paid.

RSU Dividends credited to a Member’s RSU Account shall vest in the same manner, at the same time and in the same proportion as the underlying RSUs to which such RSU Dividends relate.  No RSU Dividends will be credited to a Member’s RSU Account in relation to RSUs that have been previously forfeited or cancelled or paid out of the Plan.

4.05                    Application of Clawback Policy to Certain Executives

RSUs allocated pursuant to Section 4.02 to the CEO and any Executive Vice President, including RSU Dividends related to such RSUs, and/or any payment made in cash or issuance of Common Shares hereunder in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company from time to time, as the same may be amended from time to time; provided that this provision shall apply only to RSUs granted from and after the later of (i) January 1, 2013 or (ii) the date the Member first became any of the CEO or an Executive Vice President, including RSU Dividends relating to such RSUs (and, for greater certainty shall not apply to any RSU Dividends relating to RSUs credited to any such Member’s RSU Account prior to such date).

Section 5 - Payment of Benefits

5.01                    Vesting of Benefits

Subject to Sections 5.02, 5.06 to 5.11 inclusive and subject to other or different terms approved by the Committee or Board of Directors at the time of the allocation and set out in the Allocation Notice or at any time thereafter a Member shall become vested in those RSUs allocated pursuant to Section 4.02 in an Allocation Year on November 20 of the second fiscal year following the Allocation Year.

5.02                    Determinations by Directors on the Change of Control

In the event of the occurrence of Change of Control the Board may in its discretion take one or more of the following actions:

(a)           arrange for or otherwise provide that the obligations of the Company under the Plan shall be assumed, or a substantially similar plan shall be substituted by a Continuing Entity or by the offeror under a Take Over Bid, or by the parent or any subsidiary of that Continuing Entity or offeror, provided that the Continuing Entity, offeror, parent or subsidiary, assuming the obligations under the Plan or substituting a plan is a Publicly Traded Entity and the securities which are used for the calculation of the Share Value under such plan are listed and trading on a North American stock exchange;

(b)           accelerate the vesting of RSUs and have the Performance-Contingent RSUs allocated and credited to a Member’s RSU Account vest using a Performance Ratio determined by the Committee of not less than 100% and not more than 200%;

(c)           determine the appropriate Valuation Date and Share Value for the RSUs;

(d)           arrange or otherwise provide for the payment (in cash or in Common Shares) to Members in exchange for the satisfaction or purchase and cancellation of outstanding RSUs and determine the date of payment; or

(e)           make such other modifications, adjustments or amendments to outstanding RSUs or the Plan as the Board deems necessary or appropriate;

provided that if the Board does not accelerate the vesting of RSUs as part of any determinations made pursuant to subsections 5.02(a), 5.02(c), 5.02(d) or 5.02(e) above, if the employment of a Member with the Company or any Subsidiary is terminated without Just Cause, on or before the date which is two years after the date of the Change of Control, all unvested RSUs in that Member’s RSU Account which were granted to that Member prior to the Change of Control shall vest on the Date of Termination, the Performance Ratio applicable to Performance-Contingent RSUs shall be deemed to be 100% and all RSUs of that Member (including those vested as provided herein) shall be paid within 60 days following the Date of Termination; and in no event shall any determinations under Section 5.02 be less favourable to the Members than as contained in this proviso. For the purposes hereof “the date of the Change of Control” shall be (a) in the case of a Change of Control contemplated by Section 2.07(b), the date that the Voting Securities are taken up and paid for under the Take Over Bid, (b) in the case of a Change of Control contemplated by Section 2.07(c), the date of the public announcement of the completion of such acquisition by such Person or Persons the acquisition contemplated by such subsection is announced and (c) in the case of a Change of Control contemplated by Section 2.07(a), 2.07(d)or 2.07(e), the date of completion of such transaction or series of transactions. For greater certainty the provisions of Sections 5.06 to 5.09 of the Plan, both inclusive, shall apply with respect to the termination of employment of a Member in any manner other than a termination without Just Cause, as therein provided.

5.03                    Payment of Benefits

Subject to Sections 5.06 to 5.14 inclusive, the RSUs allocated or credited to a Member’s RSU Account shall, subject to Section 5.10, be payable to the Member within 30 days after the date that those RSUs vest in the Member in accordance with Section 5.01 above.

Notwithstanding any provision in the Plan to the contrary, in no event will RSUs allocated or credited to a Member’s RSU Account be paid later than December 31 of the second calendar year following the Allocation Year.

5.04                    Form of Payment

Subject to adjustment under Section 5.02 and subject to any election by the Committee to pay benefits to a Member in the form of Common Shares, the benefits payable to a Member under Section 5.03 shall be paid in the form of cash, net of all applicable withholdings as referenced in Section 7.03.

The Committee may, in its sole discretion, elect to pay benefits to a Member in the form of newly issued Common Shares and, if paid in such form, the Member will be issued one newly issued Common Share for each RSU that is payable to the Member. The issue of Common Shares to the Member is conditional upon entering into arrangements satisfactory to the Company for the satisfaction of all applicable withholdings as referenced in Section 7.03. The exercise of the Committee’s discretion to pay benefits in the form of Common Shares may be delegated to the Chair of the Committee and shall be made on or shortly before the Valuation Date of a Member’s RSUs and shall not be exercised during a time when a Black-out Period is in effect. If the Committee has elected to pay benefits to one or more Members in the form of Common Shares, the Committee will not rescind such election during a time when a Black-out Period is in effect.

5.05                    Calculation of Benefits

(a)                               Time Vesting RSUs

Unless otherwise determined herein, and subject to any election by the Committee to pay the benefits in the form of Common Shares under Section 5.04, the amount of any cash payment to a Member in respect of RSUs which are not Performance-Contingent RSUs will be equal to the number of RSUs in the Member’s RSU Account that are paid in cash multiplied by the Share Value, with fractions computed to four decimal places.

(b)                              Performance-Contingent RSUs

With respect to Performance-Contingent RSUs, prior to making any payment in respect of such RSU Allocation:

(i)                                  the Committee (with respect to all Members other than the CEO) and the Board of Directors of the Company (with respect to the CEO) shall in its absolute and unfettered discretion make determinations respecting the performance level achieved and the resulting Performance Ratio.  In making such determinations, the Committee or the Board, as applicable, may take into consideration significant external challenges and opportunities faced by the Company that were not contemplated or reasonably expected at the time the RSU Allocation was approved and may increase or decrease the Performance Ratio to reflect (A) extraordinarily good or poor performance, (B) external factors affecting the Company’s performance, such as significant changes in the telecom regulatory landscape in Canada, and/or (C) other reasons as the Committee or Board of Directors of the Company, as applicable, shall determine in its absolute and unfettered discretion. If the Performance Criteria include relative performance compared to a comparison group of companies or index, the Committee or the Board, as applicable, may take into consideration changes in the composition of such comparison group of companies or index in making its determinations and may increase or decrease the Performance Ratio to reflect such considerations in its absolute and unfettered discretion.

(ii)                              The number of RSUs which are Performance-Contingent RSUs will be multiplied by the Performance Ratio determined under clause (i) above.

Unless otherwise determined herein and subject to any election by the Committee to pay the benefits in Common Shares under Section 5.04, the amount of any cash payment to a Member in respect of the Performance-Contingent RSUs will be equal to the number of such RSUs in the Member’s RSU Account after giving effect to clauses (i) and (ii) above that are paid in cash multiplied by the Share Value.

5.06                    Payment of Benefits Upon Termination of Employment

(a)                               Voluntary Termination of Employment

Subject to Section 5.06(b)(i), if a Member voluntarily terminates his or her employment with the Company or its Subsidiaries, any unvested RSUs in the Member’s RSU Account as of the earlier of the date that:

(i)            notice of termination is provided by the Member to the Company or its Subsidiaries; and

(ii)           the Member would have been required to give notice of termination under the Employment Agreement in order to properly effect a resignation in accordance therewith.

are immediately forfeited and any vested RSUs in the Member’s RSU Account shall, subject to Section 5.10, be paid to the Member within 60 days following the Date of Termination of employment. The value of the vested but unpaid RSUs will be as determined by Section 5.05.

(b)                              Involuntary Termination of Employment

(i)                                  Just Cause

If a Member is terminated from employment by the Company or its Subsidiaries for Just Cause or if Just Cause exists and the Member terminates employment with the Company or its Subsidiaries, including pursuant to Retirement, all vested and unvested RSUs in the Member’s RSU Account are forfeited immediately upon the earlier of the Date of Termination of the Member’s employment for Just Cause or Retirement, as applicable, and no benefits are payable under the Plan.

(ii)                              Not For Cause

If a Member is terminated from employment by the Company or its Subsidiaries without Just Cause, whether or not the termination is related to a Change of Control of the Company, then the Member shall be entitled to payment in respect of RSUs in his or her RSU Account which have vested as of the Date of Termination.  The value of such vested but unpaid RSUs shall be as determined by Section 5.05.

Payment in respect of the Member’s vested RSUs shall be made within 60 days following the Date of Termination of the Member’s employment without Just Cause but all unvested RSUs are forfeited on such Date of Termination.

5.07                    Payment of Benefits Upon Retirement

Subject to Section 5.06(b)(i), in the event of a Member’s Retirement, the Member shall:

(a)                               in respect of all Performance-Contingent RSUs in his or her RSU Account, be entitled to payment following the Valuation Date of such Performance-Contingent RSUs in accordance with the Plan; and

(b)                              in respect of all RSUs in his or her RSU Account which are not Performance-Contingent RSUs, be entitled to payment for all such RSUs, whether vested or unvested, which payment, subject to Section 5.10, shall be made within 60 days after the Date of Termination as a result of Retirement and, for such purpose, the value of the unvested and vested but unpaid RSUs in the RSU Account shall be as determined by Section 5.05.

If a Member’s Retirement occurs on the last day of the Fiscal Year or after a Fiscal Year, but prior to the granting of RSUs in respect of that Fiscal Year, then RSUs for that Fiscal Year may be granted at the discretion of the Committee in accordance with Section 4.03 and if granted shall be treated as unvested. The Committee’s discretion to settle RSUs in the form of newly issued Common Shares pursuant to Section 6.03 shall not apply to any such grant of RSUs and such RSUs may only be settled in cash.

5.08                    Payment of Benefits Upon Disability

In the event of a Member’s termination as a result of Disability, the Member shall:

(a)        in respect of all Performance-Contingent RSUs in his or her RSU Account, be entitled to payment following the Valuation Date of such Performance-Contingent RSUs in accordance with the Plan; and

(b)                              in respect of all RSUs in his or her RSU Account which are not Performance-Contingent RSUs, be entitled to payment for all such RSUs, whether vested or unvested, which payment, subject to Section 5.10, shall be made within 60 days after the Date of Termination and, for such purpose, the value of the unvested and vested but unpaid RSUs in the RSU Account shall be as determined by Section 5.05.

In the event that the Date of Termination of the Member’s employment as a result of Disability occurs after a Fiscal Year but prior to the granting of RSUs in respect of that Fiscal Year, then RSUs for that Fiscal Year may at the discretion of the Committee be granted in accordance with Section 4.03 and if granted shall be treated as unvested. The Committee’s discretion to settle RSUs in the form of newly issued Common Shares pursuant to Section 6.03 shall not apply to any such grant of RSUs and such RSUs may only be settled in cash.

5.09                    Payment of Benefits Upon Death

Upon a Member’s death, the Performance Ratio for any unvested Performance-Contingent RSUs shall be deemed to be 100% and the Member or the Beneficiary shall be entitled to all of the vested and unvested RSUs in his or her RSU Account, which, subject to Section 5.10, shall be paid within 60 days after the date of death.

The value of the unvested and vested but unpaid RSUs in the RSU Account shall be as determined by Section 5.05.

In the event that the death occurs after a Fiscal Year but prior to the granting of RSUs in respect of that Fiscal Year, then RSUs for that Fiscal Year may be granted at the discretion of the Committee in accordance with Section 4.03 and if granted shall be treated as unvested. The Committee’s discretion to settle RSUs in the form of newly issued Common Shares pursuant to Section 6.03 shall not apply to any such grant of RSUs and such RSUs may only be settled in cash.

5.10                    Payment of Benefits in Case of a Blackout Period

If any portion of the period within which a RSU payment must be paid falls within a Blackout Period, then the Company may, at its sole discretion, defer payment of the RSUs to the Member until up to 14 days after the last day of the Blackout Period or the last day of the original period within which the RSU payment was to be made, whichever is later, provided that the payment will be made no later than December 31 of the second calendar year following the Allocation Year. The Company may in its discretion at any time change the vesting date of RSUs to ensure that the RSUs are paid out no later than December 31 of the second calendar year following the Allocation Year.

5.11                    Transfer to a Subsidiary or Affiliate

Despite the foregoing, the transfer of a Member to employment with the Company or to employment with another entity that is a Subsidiary of or Affiliated with the Company will not be a termination of employment for the purposes of the Plan. If an entity that is a Subsidiary of or Affiliated with the Company is sold or otherwise disposed of such that it ceases to be a Subsidiary of or Affiliated with the Company and a Member becomes or continues to be employed by that entity after the disposition, then, in the absence of an express termination of employment, the employment of the Member will be deemed to have been terminated without Just Cause as of the date of disposition for the purposes of the Plan.

5.12                    Resignation, Retirement & Non-Renewal of Fixed Term Employment Agreement

For the purposes of the Plan, if a Member resigns or retires from employment on a date that is not a Retirement, the resignation or retirement will be treated as a voluntary termination of employment by the Member. If the employment of a Member terminates as a result of the expiry, without renewal or replacement, of a fixed term Employment Agreement, the termination will be treated as a voluntary termination of employment by the Member.

5.13                    No Entitlement to Damages or Payment in Lieu

Notwithstanding any other agreement between the Member and the Company or its Subsidiaries, including any Employment Agreement, except as required by applicable employment standards legislation, the Member will receive no allocation, credit, compensation or damages of any kind in respect of or in lieu of (i) any additional RSUs that may have otherwise been credited or accruing to the Member after the Date of Termination of the Member’s employment, or (ii) the loss of any benefit under this Plan due to the termination of the Member’s employment, including compensation or damages in respect of any RSU award that does not vest or is not awarded as a result of the termination of the Member’s employment with the Company or its Subsidiaries.

5.14                    Effect of Payment or Forfeiture of Benefits

Effective the date that a Member or Beneficiary receives payment of RSUs or the date of forfeiture of RSUs, the Company will deduct from the RSU Account of the Member a number of RSUs equal to the RSUs paid or forfeited.

Section 6 – Amendment or Termination of the Plan

6.01                    Amendment or Termination

Subject to the limitations in Section 1.03(b) and Section 6.03, the Board reserves the right, at any time and from time to time at its discretion, to amend the terms of the Plan or to terminate the Plan in its entirety. In the event of a termination of the Plan, each Member with RSUs in his or her RSU Account shall be entitled to a payment in respect of all vested and unvested RSUs in his or her RSU Account and for purposes of any unvested Performance-Contingent RSUs in his or her RSU Account the Performance Ratio shall be deemed to be 100%.  Such payment shall be made as soon as reasonably possible after the date of termination of the Plan based on the Share Value at the time of that termination, and Members shall accrue no further rights or benefits under the Plan. To the extent that the Plan provides that any rights of amendment may be exercised by the Committee, the Committee shall have such rights as are set forth in the Plan.

6.02                    Shareholder Approval Not Required

Without limiting the generality of Section 6.01, without the approval of the shareholders of the Company, the Board may make amendments to the Plan or any RSU awards as follows:

(a)                               any change in the vesting provisions of any RSU award, or under the Plan;

(b)                              any amendments required for favourable treatment under applicable tax laws; and

(c)                               any non-material amendment to the Plan, such as housekeeping changes, Plan clarifications, or other minor changes to the Plan.

6.03                    Shareholder Approval Required

Only with the approval of the Company’s shareholders, obtained in the manner required by any stock exchange on which the Common Shares are listed, but subject to Section 6.02, the Board may make any material amendments to the Plan or any RSUs granted which material amendments shall include:

(a)                               any increase in the number of Common Shares reserved for issuance under the Plan;

(b)          any change to the eligible participants which would have the potential of broadening or increasing the participation by Insiders, including, any change to the Insider participant limits specified in Section 1.05;

(c)                               any change which would permit members of the Board who are not employees of the Company or a Subsidiary to be granted awards under the Plan;

(d)                             an expansion of the type of awards available under the Plan in a material manner;

(e)                               any amendment to permit the transfer or assignment of an RSU in circumstances other than by will or by the applicable laws of succession and devolution; or

(f)                                any amendment to this amending provision of the Plan.

Notwithstanding the foregoing, the prior approval, if any, of any stock exchange on which the Common Shares are listed, to any amendment to the Plan shall be required in accordance with the rules of such applicable stock exchange. All amendments to the Plan shall be in compliance with all regulatory requirements applicable thereto.

Section 7 - General Provisions

7.01                    Beneficiary Designation

A Member may designate a Beneficiary to receive RSU payments that become payable under the Plan pursuant to Section 5.09 in the event of a Member’s death. A Member may elect to alter or revoke such designation at any time in writing, to be provided to the Company, subject to any applicable legislation.

7.02                    No Guarantee of Employment

The existence of the Plan is in no way to be construed as a guarantee of continued employment for any Member, or of entitlement to any future Plan awards, benefits or payments.

7.03                    Withholdings

Notwithstanding anything to the contrary in the Plan or any RSU Allocation, (a) the Company or the applicable Subsidiary employer shall withhold from any benefits payable under the Plan all federal and provincial taxes and other deductions as required by applicable legislation and is not required to gross-up the amount of benefits payable under the Plan in order to account for any taxes or other obligations and (b) the Member will be responsible for all income tax and other obligations arising from the terms and conditions of the Plan. The Company or the applicable Subsidiary employer may require that a Member pay to the Company or the applicable Subsidiary employer the minimum amount it is obliged to remit to the relevant taxing authority with any such additional payment being due no later than the date on which such amount is required to be remitted to the relevant tax authority. Alternatively, and subject to any requirements or limitations under applicable law, the Company or the applicable Subsidiary employer may (a) withhold such amount from any remuneration or other amount payable by the Company or the applicable Subsidiary employer to the Member, (b) require the sale of a number of Common Shares issued upon payment of RSU benefits to the Member and the remittance to the Company or Subsidiary, as applicable, of net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount.

7.04                    Adjustments

Appropriate adjustments to this Plan and to RSUs held in an RSU Account shall be made, and shall be conclusively determined, by the Committee to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Common Shares, the payment of stock dividends by the Company on the Common Shares (other than dividends in the ordinary course) or other changes in the capital of the Company, in the same manner as the Common Shares (including any conversion ratio related thereto) are treated as part of that subdivision, consolidation, substitution, or reclassification.

7.05                    Governing Law

The Plan shall be governed by the laws applicable in the Province of British Columbia and the laws of Canada applicable in British Columbia.

7.06                    Severability

In the event that any provision of the Plan is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other provision of the Plan.

7.07                    Currency

The monetary amounts hereunder shall be in Canadian currency.

7.08                    Calculation of Time

Whenever any payment is to be made or action is to be taken on a day which is not a business day, such payment shall be made or such action shall be taken on the next following business day.  A “business day” is any day, other than a Saturday or Sunday, on which the principal commercial banks in the city of Vancouver are open for commercial business during normal banking hours.

7.09                    Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded and any obligation to make a payment in the future upon redemption of RSUs will remain an unfunded liability recorded on the books of the Company.  To the extent any Member or his or her estate holds any rights with respect to an RSU Allocation, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured creditor of the Company.

7.10                    Reorganizations and Issuances

The existence of any RSUs shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.11                    Value Not Guaranteed

The value of a RSU is based on the value of a Common Share and is thus not guaranteed.  The value of a RSU at the time it becomes payable may be higher or lower than the value at the time it was credited to a Member’s RSU Account under the Plan.  No amount will be paid to, or in respect of, a Member under the Plan to compensate for a downward fluctuation in the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Member for such purpose.  No amount will be paid to compensate a Member in respect of (i) any difference between the Share Value and the market price of a Common Share on any date, (ii) any change in the market price of a Common Share from the Valuation Date to the date payment of RSUs is made, (iii) any change in currency exchange rates, or (iv) interest in respect of the period from the Valuation Date to the date payment of RSUs is made.

7.12                    No Shareholder Rights

Under no circumstances shall RSUs be considered Common Shares nor shall they entitle any Member to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any Member be considered the owner of Common Shares by virtue of the award of RSUs.

7.13                    Personal Information

Each Member shall provide the Company with all information (including personal information) required by the Company in order to administer the Plan.  Each Member acknowledges that his or her personal information required in order to administer the Plan may be disclosed to third parties and may be stored in locations inside or outside Canada.  Each Member consents to such disclosure and storage and authorizes the Company to make any such disclosure on the Member’s behalf.

7.14                    Electronic Delivery

By participating in the Plan, each Member consents and agrees (i) to electronic delivery of any documents that the Company may elect to deliver (including, but not limited to, plan documents, grant or award notifications, notices, and all other forms of communications) in connection with any Award made under the Plan; (ii) to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature; and (iii) that any such procedures and delivery may be effected by a third party engaged by the Company to provide administrative services related to the Plan.

7.15                    Release of Liability

In the event of a claim or demand for additional tax or statutory remittances, deductions or obligations with respect to payments under the Plan, the Member shall indemnify and save harmless the Company from any and all such claims or demands and shall immediately remit such additional amounts as may be determined to be due and provide the Company with evidence that he or she has done so.

7.16                    Successors and Assigns

TELUS may assign this Plan at any time and the Plan shall enure to the benefit of the Company and its successors and assigns.  Except for a transfer or assignment to a Beneficiary pursuant to a Beneficiary designation made pursuant to Section 7.01, the rights of a Member under the Plan and any RSU Allocation are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Member. The terms and conditions of the Plan and any RSU Allocation shall be binding on the Member’s Beneficiary and representatives and successors.

Schedule A
Terms Applicable to U.S. Taxpayers

Notwithstanding anything to the contrary in the Plan, the provisions of this Schedule A shall apply to Members who are U.S. Taxpayers (as defined herein) with respect to their Restricted Share Units that were not vested before January 1, 2005.

1.                                    “U.S. Taxpayer” means a Member who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for the purposes of the U.S. Internal Revenue Code (the “Code”) whose award of Restricted Share Units under this Plan would be subject to U.S. taxation under the Code. Such Member shall be considered a U.S. Taxpayer solely with respect to such awards.

2.                                    “Section 409A” means Section 409A of the Code and the authority and guidance issued thereunder.

3.                                    No Election to Defer Restricted Share Units. Notwithstanding any provision of the Plan to the contrary, no U.S. Taxpayer may elect to defer receipt of payment of his or her vested RSU Account.

4.                                    Distributions to U.S. Taxpayers. Notwithstanding any other provisions in the Plan to the contrary, all payments in respect of a U.S. Taxpayer’s Restricted Share Units shall be paid within 30 days following their original vesting date (i.e. on November 20 of the second fiscal year following the Allocation Year pursuant to Section 5.01 of the Plan, or the date otherwise determined and set out in a written Allocation Notice), but in no event later than December 31 of the second year following the Allocation Year.

5.                                    Plan Termination. No provision of the Plan or amendment to, or termination of, the Plan may permit the acceleration of payments under the Plan to U.S. Taxpayers contrary to the provisions of Section 409A.

6.                                    Compliance with Section 409A.  The intent of the Company is that payments under this Plan (including all attachments, exhibits and annexes) comply with Section 409A, to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Plan shall be interpreted and be administered to be in compliance therewith.  Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, a U.S. Taxpayer shall not be considered to have terminated employment with the Company for purposes of this Plan until such U.S. Taxpayer would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A.  Any payments described in this Plan that are due within the “short-term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise.  Each amount to be paid to a U.S. Taxpayer pursuant to this Plan that constitutes deferred compensation subject to Section 409A shall be construed as a separate identified payment for purposes of Section 409A.  Notwithstanding anything to the contrary in this Plan, to the extent that any payments to be made upon separation form service to a U.S. Taxpayer who is considered a “specified employee” for purposes of Section 409A and would result in the imposition of any individual penalty tax imposed under Section 409A, the payment shall instead be made on the first business day after the earlier of (i) the date that is six (6) months following such separation from service, (ii) that U.S. Taxpayer’s death, and (iii) 30 days following the original vesting date (i.e., on November 20 of the second fiscal year following the Allocation Year pursuant to Section 5.01 of the Plan, or the date otherwise determined and set out in a written Allocation Notice).